Exhibit 99.1





news from

FINANCIAL FEDERAL CORPORATION

733 Third Ave., New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com

FINANCIAL FEDERAL CORPORATION REPORTS SECOND QUARTER RESULTS

- **Net Income - $9.2 million (a 19% increase)**
- **Record Diluted EPS - $0.53 (a 26% increase)**
- **Record Receivables Originations - $274 million (a 53% increase)**
- **Record Finance Receivables Outstanding - $1.53 billion**
- **Loss Ratio - 0.08% (annualized)**
- **Efficiency Ratio - 25%**

NEW YORK, NY: March 7, 2005 - Financial Federal Corporation (**NYSE: FIF**) today announced its results for the second quarter ended January 31, 2005. Net income for the second quarter of fiscal 2005 was $9.2 million, a 19% increase from the $7.8 million earned in the prior year. Diluted earnings per share increased by 26% to $0.53 from $0.42. Diluted earnings per share increased by a higher percentage than net income due to our repurchase of 1.5 million shares of common stock in April 2004. Finance receivables originated during the quarter were a record $274 million ($43 million higher than the previous record amount set in the fourth quarter of fiscal 2004) compared to $180 million in the prior year. Finance receivables outstanding grew at an annualized rate of 10% to $1.53 billion at January 31, 2005 compared to $1.46 billion at July 31, 2004.

For the first six months of fiscal 2005 and 2004, net income was $17.8 million and $14.9 million, respectively, a 19% increase. Diluted earnings per share increased by 27% to $1.03 from $0.81. Finance receivables originated increased by 41% to $493 million from $349 million.

Paul R. Sinsheimer, CEO, commented: "Positive trends in growth, asset quality and profitability continued in the second quarter. Receivable originations were the highest in the company's history, possibly fostered by our customers' seeking to benefit from an expiring tax incentive. We are encouraged by the strong level of demand for equipment financing and our positive results, but we remain concerned about the near-term effects of rising interest rates and the impact of continued high energy prices."

Steven F. Groth, CFO, remarked: "Our recent credit rating upgrade, driven by our solid operating performance, is enabling us to improve credit spreads, extend debt maturities and maintain substantial liquidity. We produced an 11.5% return on equity for the quarter with our debt-to-equity ratio remaining in the range of 3.5x to 3.6x. Additionally, our Board of Directors has declared our second quarterly dividend of $0.10 per share."

Asset Quality Measures
Asset quality measures were even better in the second quarter of fiscal 2005 than the prior quarters' already outstanding levels:

- Net charge-offs were $0.3 million or 0.08% (annualized) of average finance receivables compared to $0.8 million and 0.21%.
- Non-performing assets were 1.81% of total finance receivables at January 31, 2005 compared to 1.91% at October 31, 2004 and 3.10% at January 31, 2004.
- Delinquent receivables (60 days or more past due) were 0.83% of total receivables at January 31, 2005 compared to 0.96% at October 31, 2004 and 1.50% at January 31, 2004.

For the first six months of fiscal 2005 and 2004, net charge-offs were $1.1 million or 0.14% (annualized) of average finance receivables and $6.2 million and 0.88% (annualized), respectively. Net charge-offs were $2.5 million and 0.70% in the second quarter of fiscal 2004. Our asset quality measures could increase in subsequent quarters and remain at favorably low levels.

Other Financial Highlights
- Net interest margin declined to 5.4% in the second quarter from 5.9% in the prior year. The decline reflects increased interest expense caused by higher short-term market interest rates.
- The provision for credit losses declined to $0.3 million in the second quarter from $2.4 million in the prior year. The decline reflects significantly lower net charge-offs.
- Salaries and other expenses declined to $5.2 million in the second quarter from $5.8 million in the prior year. The decline reflects less costs incurred relating to non-performing assets which were significantly lower. The efficiency ratio improved to 25% from 28% and the expense ratio improved to 1.4% from 1.6%.
- Return on equity for the second quarter improved to 11.5% from 9.4% in the prior year, and for the first six months improved to 11.2% from 9.1%.
- Return on assets for the second quarter improved to 2.4% from 2.2% in the prior year, and for the first six months improved to 2.4% from 2.1%.

Conference Call
The Company will host a conference call tomorrow at 4:00 p.m. (ET) to discuss its second quarter results. The call will be broadcast on the Company's website www.financialfederal.com (click on Investor Relations).

About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing industrial and commercial equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For additional information, please visit the Company's website at www.financialfederal.com.

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Readers are referred to the most recent reports on Forms 10-K and 10-Q filed by the Company with the Securities and Exchange Commission that identify such risks and uncertainties.

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CONTACT: Steven F. Groth, Chief Financial Officer
            (212) 599-8000

CONSOLIDATED UNAUDITED INCOME STATEMENTS
(In thousands, except per share amounts)

	Three Months Ended January 31,		Six Months Ended January 31,	
	2005	**2004**	**2005**	**2004**
Finance income	$31,064	$29,579	$60,956	$59,811
Interest expense	10,458	8,587	19,754	17,240
Net finance income before provision for credit losses on finance receivables	20,606	20,992	41,202	42,571
Provision for credit losses	300	2,350	1,250	5,900
Net finance income	20,306	18,642	39,952	36,671
Salaries and other expenses	5,201	5,840	10,882	12,128
Income before income taxes	15,105	12,802	29,070	24,543
Provision for income taxes	5,867	5,011	11,272	9,600
NET INCOME	**$ 9,238**	**$ 7,791**	**$17,798**	**$14,943**
Earnings per common share:				
Diluted	**$0.53**	**$0.42**	**$1.03**	**$0.81**
Basic	0.54	0.43	1.05	0.82
Number of shares used:				
Diluted	17,416	18,590	17,344	18,549
Basic	16,978	18,240	16,936	18,179

CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
(In thousands)

	January 31, 2005	July 31, 2004	January 31, 2004
ASSETS			
Finance receivables	$1,534,130	$1,460,909	$1,407,834
Allowance for credit losses	(24,250)	(24,081)	(23,471)
Finance receivables-net	1,509,880	1,436,828	1,384,363
Cash	7,576	6,981	6,343
Other assets	11,474	20,109	14,591
TOTAL ASSETS	$1,528,930	$1,463,918	$1,405,297
LIABILITIES			
Debt	$1,142,100	$1,093,700	$1,009,785
Accrued interest, taxes and other liabilities	62,285	66,328	59,793
Total liabilities	1,204,385	1,160,028	1,069,578
STOCKHOLDERS' EQUITY	324,545	303,890	335,719
TOTAL LIABILITIES AND EQUITY	$1,528,930	$1,463,918	$1,405,297